Exhibit 99.7
GUSAP PARTNERS II, GP,
as Borrower,
THE GUARANTORS PARTY HERETO,
as Guarantors,
- and -
GERDAU HOLDINGS INC.,
as Lender

LOAN AGREEMENT

Dated as of November 23, 2009

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION	1
1.1 Definitions	1
1.2 Gender and Number	5
1.3 Invalidity, etc.	5
1.4 Headings, etc.	5
1.5 Governing Law	6
1.6 References	6
1.7 Currency	6
1.8 Generally Accepted Accounting Principles	6
1.9 Computation of Time Periods	6
1.10 Actions on Days Other Than Business Days	6

ARTICLE 2
LOAN	6
2.1 Establishment of Facility	6
2.2 Non-Revolving Nature	7
2.3 Borrowing Procedure	7
2.4 Repayment	7
2.5 Optional Prepayments	7
2.6 Prepayment Upon a Change of Control	7
2.8 Payments Generally	8

ARTICLE 3
OTHER PROVISIONS RELATING TO LOAN	8
3.1 Indemnity	8
3.2 Payments — No Deductions	8

ARTICLE 4
INTEREST AND FEES	9
4.1 Interest Rates	9
4.2 Calculation and Payment of Interest	9
4.3 Payment of Costs, Expenses and Additional Amounts	9
4.4 Interest on Overdue Amounts	9
4.5 Notes as Evidence of Loan	9

ii

ARTICLE 5
REPRESENTATIONS AND WARRANTIES	10
5.1 Representations and Warranties	10

ARTICLE 6
COVENANTS	11
6.1 Affirmative Covenants	11
6.2 Lender Entitled to Perform Covenants	12
6.3 Negative Covenants	12
6.4 Reporting Requirements	14

ARTICLE 7
CONDITIONS PRECEDENT	15
7.1 Conditions Precedent to the Advance	15

ARTICLE 8
GUARANTY	15
8.1 Guaranty	15

ARTICLE 9
EVENTS OF DEFAULT AND REMEDIES	16
9.1 Events of Default	16
9.2 Remedies Upon Default	18
9.3 Remedies Cumulative and Waivers	18

ARTICLE 10
GENERAL	18
10.1 Reliance and Non-Merger	18
10.2 Amendment	19
10.3 No Set-Off by the Borrower	19
10.4 Set-Off	19
10.5 Employment of Experts	19
10.6 Notices	19
10.7 Further Assurances	20
10.8 Assignment	20
10.9 Counterparts	20
10.10 Entire Agreement	20

LOAN AGREEMENT
     THIS AGREEMENT is made as of November 23, 2009
BETWEEN:
GUSAP PARTNERS II, GP, a partnership formed under the laws of the State of Delaware,
(the “Borrower”)
THE GUARANTORS PARTY HERETO,
(the “Guarantors”)
- and -
GERDAU HOLDINGS INC., a corporation incorporated under the laws of the State of Delaware,
(the “Lender”)
RECITALS:
A.	The Borrower has requested that the Lender make available to it the Loan for the purposes and on the terms and conditions set out in this Agreement;
          NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
          For the purposes of this Agreement:
1.1.1 “Advance” means the advance under the Loan to be made in accordance with section 2.3;
1.1.2 “Agreement” means this agreement and all schedules attached to this agreement, in each case as they may be amended or supplemented from time to time; the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement as a whole and not to any particular article, section, schedule or other portion hereof, and the expression “article” and “section” followed by a number, and “schedule” followed by a number, mean and refer to the specified article or section of or schedule to this Agreement, except as otherwise specifically provided herein;

1.1.3 “Ameristeel” means Gerdau Ameristeel Corporation;
1.1.4 “Applicable Laws” means, in respect of any Person, property, transaction, event or course of conduct, all applicable laws (including common law), statutes, rules, by-laws and regulations, regulatory policies and all applicable official directives, orders, clean-up guidelines, judgements and decrees of Governmental Bodies;
1.1.5 “Attributable Debt,” in respect of any Sale and Leaseback Transaction, means, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with GAAP) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such Sale and Leaseback Transaction;
1.1.6 “Business Day” means a day on which commercial banks are generally open for business in New York City, New York;
1.1.7 “Capital Stock” means, as to any Person, any and all shares, interests or other equivalents (however designated), any and all ownership interests in a Person other than a corporation and any and all warrants or options to purchase any of the foregoing which would be shown as capital stock on the consolidated balance sheet of such Person and its consolidated subsidiaries prepared in accordance with GAAP;
1.1.8 “Change of Control” means such time as:
(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Ameristeel and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder;

(2)	a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) other than a Permitted Holder becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of Ameristeel on a fully diluted basis;

(3)	the adoption of a plan by the shareholders of Ameristeel relating to the liquidation or dissolution of Ameristeel;

(4)	during any period of two consecutive years, individuals who at the beginning of the period constitute the Board of Directors of Ameristeel (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by Ameristeel’s stockholders was approved by a vote of at least a majority of the members of the Board of Directors then in office who either were members of the Board of Directors at the beginning of the period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office;

(5)	Ameristeel consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into Ameristeel, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Ameristeel or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of Ameristeel outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder becomes, directly or indirectly, the Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person; or

(6)	Ameristeel shall cease to own, directly or indirectly, beneficially and of record, 100% of the outstanding shares of Voting Stock of the Borrower, or shall cease to have the power to direct or cause the direction of the management and policies of the Borrower.
1.1.9 “Consolidated Net Tangible Assets” means the total amount of assets of Ameristeel on a consolidated basis less (a) applicable depreciation, amortization and other valuation reserves, (b) all current liabilities excluding intercompany Debt and (c) all goodwill, trade names, trademarks, patents and other intangibles, each as set forth on the most recently available annual audited financial statements;
1.1.10 “Default” means any event which, but for the lapse of time, giving of notice or both, would constitute an Event of Default;
1.1.11 “Default Rate” means, at any date of determination, a rate per annum equal to the sum of 2% per annum plus the interest rate otherwise applicable at such time under Section 4.1;
1.1.12 “Event of Default” has the meaning attributed to such term in section 9.1;
1.1.13 “GAAP” means (i) the generally accepted accounting principles in the United States of America or (ii) the International Financial Reporting Standards adopted by the International Accounting Standards Board, in each case, as in effect from time to time consistently applied;
1.1.14 “Governmental Body” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks), having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including, without limitation, any arbitrator whose decision would be final and binding);
1.1.15 “Interest Payment Date” means each January 20 and July 20, commencing on July 20, 2010;
1.1.16 “Lien” means any mortgage, lien, pledge, usufruct, fiduciary transfer, charge, encumbrance or other security interest or any preferential arrangement (including a securitization) that has the practical effect of creating a security interest;
1.1.17 “Loan” has the meaning set forth in section 2.1;
1.1.18 “Loan Parties” means, collectively, the Borrower and the Guarantors;
1.1.19 “Material Adverse Effect” means a material adverse effect on (a) the performance, business, operations, condition (financial or otherwise) or properties of the Borrower and its Subsidiaries, taken as a whole, (b) the ability of the Borrower to perform its payment obligations under the Agreement, or (c) the validity or enforceability of the Agreement against the Borrower;
1.1.20 “Maturity Date” means January 20, 2020;
1.1.21 “Obligations” means all indebtedness, liabilities and other obligations of the Borrower to the Lender under and in respect of the Loan, whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter;
1.1.22 “Permitted Holder” means Gerdau S.A. or any of its Subsidiaries;
1.1.23 “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Body;
1.1.24 “Property” means any interest in any kind of property or asset, whether real, personal or mixed, moveable or immoveable, tangible or intangible, including without limitation cash, securities, accounts and contract rights;
1.1.25 “Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing to the Borrower or any Subsidiary of the Borrower of any property or assets, which property or assets have been or are to be sold or transferred by the Borrower or any Subsidiary of the Borrower to such Person;
1.1.26 “Solvent” means with respect to any Person on a particular date, the condition that, on such date, (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liabilities of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature, and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small amount of capital;
1.1.27 “Subsidiary” means, with respect to any Person, any corporation or other entity more than 50% of the Voting Stock in which is owned or controlled, directly or indirectly, by such Person and/or by any Subsidiary of such Person;
1.1.28 “Taxes” means all taxes, surtaxes, rates, levies, assessments and reassessments, general or special, municipal, regional or for school or ecclesiastic purposes, and other charges together with all related penalties, interest and fines, due and payable to any Governmental Body having jurisdiction in relevant circumstances, including all taxes assessed against the Properties;
1.1.29 “U.S. Dollars” means the lawful money of the United States of America; and
1.1.30 “Voting Stock” of a Person means Capital Stock in such Person having power to vote for the election of directors or similar officials of such Person or otherwise voting with respect to actions of such Person (other than such Capital Stock having such power only by reason of the happening of a contingency).
1.2 Gender and Number
     Words importing the singular include the plural and vice versa and words importing gender include all genders.
1.3 Invalidity, etc.
     Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision of such Agreement. To the extent permitted by Applicable Laws, the parties waive any provision of Applicable Laws which renders any provision of this Agreement invalid or unenforceable in any respect. Without limiting the generality of the foregoing, if any amounts on account of interest or fees or otherwise payable by the Borrower to the Lender hereunder exceed the maximum amount recoverable under Applicable Laws, the amounts so payable hereunder will be reduced to the maximum amount recoverable under Applicable Laws.
1.4 Headings, etc.
     The division of this Agreement into articles and sections, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.5 Governing Law
     Except as otherwise specifically provided, this Agreement will be governed by and construed in accordance with the laws of the state of New York.
1.6 References
     Except as otherwise specifically provided, reference in this Agreement to any contract, agreement or any other instrument will be deemed to include references to the same as varied, amended, supplemented or replaced from time to time and reference in this Agreement to any enactment, including without limitation, any statute, law, by-law, regulation, ordinance or order, will be deemed to include references to such enactment as re-enacted, amended or extended from time to time.
1.7 Currency
     All monetary amounts in this Agreement are stated in U.S. Dollars.
1.8 Generally Accepted Accounting Principles
     Except as otherwise specifically provided herein, all accounting terms will be applied and construed in accordance with generally accepted accounting principles consistently applied. References herein to “generally accepted accounting principles” mean generally accepted accounting principles, as in effect from time to time, in the United States of America.
1.9 Computation of Time Periods
     Except as otherwise specifically provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.
1.10 Actions on Days Other Than Business Days
     Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement will be deemed to provide that such payment will be made or such action will be taken on the first Business Day after such day. If the payment of any amount is deferred for any period under this section, then such period will, unless otherwise provided herein, be included for purposes of the computation of any interest or fees payable hereunder.
ARTICLE 2
LOAN
2.1 Establishment of Facility
     Subject to the terms and conditions of this Agreement, the Lender hereby agrees to make a non-revolving term loan (the “Loan”) to the Borrower in the amount of

U.S.$610,000,000.00 subject to satisfying the conditions precedent set out in section 7.1. The Loan will be available by way of a single Advance and the commitment of the Lender to make the Advance will expire on December 15, 2009 if it has not been made by such date. The term of the Loan will mature on the Maturity Date.
2.2 Non-Revolving Nature
     Any amount not borrowed by the date specified in section 2.1, and any reduction of the Loan as contemplated herein will be deemed to be a permanent reduction of the Loan. Any part of the Loan which is repaid (including repayments made pursuant to section 2.4, section 2.5) or cancelled may not be re-borrowed nor reinstated and will constitute a permanent reduction of the Loan.
2.3 Borrowing Procedure
     The Lender will make the proceeds of the Loan available to the Borrower on the date requested by the Borrower in funds immediately available to the Borrower.
2.4 Repayment
     The Borrower will repay to the Lender all Obligations, including all principal, interest and other amounts owing under the Loan, in full on the Maturity Date.
2.5 Optional Prepayments
     The Borrower may prepay all of the principal outstanding under the Loan or any part thereof at a price agreed between the Borrower and the Lender on the date of such prepayment, together with accrued interest on such prepaid amount and other amounts owing under this Agreement to the date of such prepayment.
2.6 Prepayment Upon a Change of Control
2.6.1 Promptly following the occurrence of any Change of Control, and in any event no later than one (1) Business Day after the effective date of such Change of Control, the Borrower shall notify the Lender of the occurrence of such Change of Control. No later than fifteen (15) calendar days after the effective date of such Change of Control, the Borrower shall provide to the Lender the following documentation, satisfactory to the Lender: (i) a description of the circumstances or transactions that constituted the Change of Control or comparable corporate reorganization; (ii) a description of the new corporate structure; and (iii) updated financial statements of the Borrower and the Guarantors and financial information relating to the Persons that acquired Voting Stock and/or the power to direct or cause the direction of the management of Ameristeel or the Borrower, as the case may be, that resulted in such Change of Control.
2.6.2 If a Change of Control occurs, the Lender will have the right to require the Borrower to repay the outstanding Loan in full, at a purchase price equal to 101% of its principal amount, plus accrued interest thereon, plus any other amounts payable hereunder. The Lender shall be entitled to exercise such rights to require mandatory prepayment of the outstanding Loan by delivering notice thereof (the “Exercise Notice”) to the Borrower within 30 days of the date the documentation listed in Section 2.6.1 above, in form and substance satisfactory to the Lender, has been delivered to the Lender. Any mandatory prepayment required pursuant to this Section 2.6.2 shall be due and payable on the date occurring five (5) Business Days following such Exercise Notice. In the event the Lender shall fail to deliver such notice within such 30-day period, the right of the Lender to require a prepayment of the Loan shall lapse and may not be exercised.
2.7 Payments Generally
     All payments in respect of the Loan (in respect of principal, interest, fees or otherwise) will be made by the Borrower to the Lender on the due date thereof to the account (or accounts) specified therefor by the Lender from time to time. Any payments received after such time will be considered for all purposes as having been made on the next following Business Day.
ARTICLE 3
OTHER PROVISIONS RELATING TO LOAN
3.1 Indemnity
     The Borrower will indemnify the Lender and each of its officers, directors, employees and shareholders for all losses, out-of-pocket costs, expenses, damages and liabilities which any of them may sustain or incur (including reasonable legal fees and expenses on a solicitor and client basis) as a consequence of the failure by the Borrower to repay any Obligations when required by the terms of this Agreement.
3.2 Payments — No Deductions
3.2.1 All payments made by the Borrower to the Lender will be made in full, without set-off or counterclaim, and free of and without deduction or withholding for or on account of any present or future taxes or charges provided that, if the Borrower will be required by law to deduct or withhold any taxes or charges from or in respect of any payment or sum payable to the Lender (other than in respect of any income of the Lender), the payment or sum payable will be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional amounts paid under this section 3.2.1) the Lender receives an amount equal to the sum they would have received if no deduction or withholding had been made, and the Borrower will pay the full amount deducted or withheld to the relevant taxation or other authority in accordance with Applicable Laws.
3.2.2 Nothing contained in this section 3.2 will interfere with the right of the Lender to arrange its tax affairs in whatever manner it may think fit and, in particular, it will not be under any obligation to claim relief from its tax liability in respect of its payments, deductions or withholdings in priority to any other claims, reliefs, credits or deductions available to them.

ARTICLE 4
INTEREST AND FEES
4.1 Interest Rates
     Subject to section 4.4, the Loan will bear interest on the outstanding principal amounts thereof from, and including, the date hereof to, but excluding, the date on which the Loan is paid in full, at a rate per annum equal to 7.95%. Interest accrued hereunder shall be payable in arrears by the Borrower to the Lender on each Interest Payment Date.
4.2 Calculation and Payment of Interest
     Interest on the Loan will accrue from day to day, both before and after default, demand, maturity and judgment, will be calculated semi-annually on the basis of a 360-day year of twelve 30-day months on a U.S. corporate bond basis, and will be payable to the Lender in arrears on each Interest Payment Date.
4.3 Payment of Costs, Expenses and Additional Amounts
     The Borrower will pay to the Lender, on demand, all reasonable out-of-pocket costs and expenses of the Lender, its agents, officers and employees and any receiver or receiver-manager appointed by the Lender or by a court in connection with this Agreement or the Loan, including, without limitation, the defense, establishment, protection or enforcement of any of the rights or remedies of the Lender under this Agreement including, without limitation, all reasonable costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under this Agreement.
4.4 Interest on Overdue Amounts
     All overdue amounts owing or deemed to be owing hereunder (“overdue amounts”), whether in respect of principal, interest, fees, expenses or otherwise, both before and after judgement, will bear interest thereon at a rate per annum equal to the Default Rate in each case calculated on the basis of a 360-day year of twelve 30-day months on a U.S. corporate bond basis. Such interest on overdue amounts will accrue from day to day and shall be payable in arrears on demand.
4.5 Notes as Evidence of Loan
     The Lender may request that the Loan made by it be evidenced by a Note or Notes. In the event that the Lender requests a Note or Notes be issued to represent the Loan, the Borrower shall promptly prepare, execute and deliver to the Lender a Note or Notes. Thereafter, the Loan evidenced by such Note or Notes and interest thereon shall at all times be represented by one or more Notes in such form payable to the order of the payee named therein (or, if such Note is a registered note, to such payee and its registered assigns).

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
5.1 Representations and Warranties
     In order to induce the Lender to enter into this Agreement and to make the Loan hereunder, each of the Loan Parties makes the following representations and warranties as set forth in relation to it below as of the date hereof:
5.1.1 Creation and Status. Such Loan Party is a partnership, limited partnership, corporation, limited liability company, as applicable, duly formed and validly existing under the laws of its jurisdiction of formation and is duly qualified to do business and has the power and capacity to own its properties and assets and to carry on its business.
5.1.2 Power and Capacity. Such Loan Party has the power and capacity to enter into this Agreement to which it is a party and to do all acts and things as are required or contemplated hereunder or thereunder to be done, observed and performed by it.
5.1.3 Due Authorization. Such Loan Party has taken all necessary action to duly authorize its execution, delivery and performance of this Agreement.
5.1.4 No Contravention. The execution and delivery of this Agreement and the performance by such Loan Party of its obligations hereunder do not and will not contravene, breach or result in any default under any organizational or constating document of such Loan Party.
5.1.5 No Consents Required. No authorization, consent or approval of, or filing with or notice to, any Person (including any Governmental Body) is required in connection with the execution, delivery or performance of this Agreement by such Loan Party which has not been obtained, filed or given, as applicable.
5.1.6 Enforceability. This Agreement constitutes a valid and binding obligation of such Loan Party, enforceable against it in accordance with its terms, subject only to bankruptcy and insolvency laws affecting the enforcement of creditors’ rights generally and the availability, in the discretion of a court of competent jurisdiction, of equitable remedies.
5.1.7 Litigation and Other Proceedings. As at the date hereof and the date of the Advance, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal, or criminal), arbitration or other dispute settlement procedure, or any similar matter or proceeding, (each a “proceeding”), against or involving such Loan Party which, if determined adversely, would reasonably be expected to have a Material Adverse Effect.
5.1.8 Compliance with Laws. Such Loan Party is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on.

5.1.9 No Actions or Proceedings. There is no litigation, action, suit, investigation, claim, arbitration or other proceeding pending or, to the knowledge of such Loan Party, threatened against such Loan Party by or before any arbitrator or Governmental Body that: (a) in the aggregate, has had or, if adversely determined, would reasonably be expected to have a Material Adverse Effect or (b) purports to affect the legality, validity, binding effect or enforceability of the Agreement or the transactions contemplated hereby.
5.1.10 Solvency. Such Loan Party is Solvent, both before and after giving affect to the transactions contemplated by this Agreement and the incurrence of the Obligations to be incurred in connection herewith.
5.1.11 Ranking; Priority. The payment obligations of each Loan Party under this Agreement are and will at all times be unconditional general obligations of such Loan Party, and rank and will at all times rank at least pari passu in priority of payment with all other present and future unsubordinated and unsecured indebtedness of such Loan Party.
ARTICLE 6
COVENANTS
6.1 Borrower Affirmative Covenant
     So long as any Obligations remain outstanding, and unless the Lender otherwise consents in writing, the Borrower or each Loan Party, as specified below, covenants and agrees that:
6.1.1 Punctual Payment. The Borrower will pay or cause to be paid all Obligations falling due hereunder on the dates and in the manner specified herein.
6.1.2 Conduct of Business. Each Loan Party will do or cause to be done all things necessary or desirable to maintain, or cause to be maintained, its existence or power and capacity to own its properties and assets, and to carry on its business in a commercially reasonable manner.
6.1.3 Compliance with Applicable Laws etc. Each Loan Party will comply with the requirements of all Applicable Laws where any non-compliance would reasonably be expected to have a Material Adverse Effect.
6.1.4 Accounting Methods and Financial Records. Each Loan Party will maintain a system of accounting which is established and administered in accordance with GAAP, keep adequate records and books of account in which accurate and complete entries will be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles.
6.1.5 Inspection of Records. Each Loan Party will permit or will arrange for the Lender and its authorized employees, representatives and agents, upon giving at least two Business Days prior notice (or no notice in the event of an emergency) to inspect and make extracts from and copies of such Loan Party’s books and records.

6.2 Lender Entitled to Perform Covenants
     If any Loan Party fails to perform any covenant or any other provision of this Agreement, the Lender may, in its sole discretion and without obligation, perform any such covenant capable of being performed by it and if any such covenant requires the payment of money the Lender may make such payments. All sums so expended by the Lender will be added to the principal amount of the Loan then outstanding and will be immediately due and payable.
6.3 Negative Covenants
6.3.1 Each Loan Party will not, and will not permit any of its Subsidiaries to, create, incur, issue, assume or guarantee any obligations secured by a Lien upon any of its properties or assets, whether owned on the date hereof or thereafter acquired, without effectively providing concurrently that the Loan is secured equally and ratably with or prior to the incurrence of such obligations for so long as such obligations shall be so secured.
     The foregoing restriction shall not apply to, and there shall be excluded from obligations in any computation under such restriction, obligations secured by:
(a) Liens on any property or assets existing at the time of the acquisition thereof by Ameristeel or any Subsidiary;
(b) Liens on property or assets of a Person existing at the time such Person is merged into or consolidated with Ameristeel or any of its Subsidiaries or at the time of a sale, lease or other disposition of the properties and assets of such Person (or a division thereof) as an entirety or substantially as an entirety to Ameristeel or any of its Subsidiaries; provided that any such Lien does not extend to any property or assets owned by Ameristeel or any of its Subsidiaries immediately prior to such merger, consolidation, sale, lease or disposition;
(c) Liens on property or assets of a Person existing at the time such Person becomes a Subsidiary of Ameristeel;
(d) Liens in favor of Ameristeel or any of its Subsidiaries;
(e) Liens on property or assets (including shares of Capital Stock of any Subsidiary formed to acquire, construct, develop or improve such property) to secure all or part of the cost of acquisition, construction, development or improvement of such property, or to secure obligations incurred to provide funds for any such purpose; provided that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained no later than 360 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or assets or (b) the placing in operation of such property or assets;
(f) Liens securing any obligations under the Amended and Restated Credit Agreement dated as of October 28, 2005, among Ameristeel and certain of its subsidiaries, various financial institutions named therein, as lenders, Bank of America, N.A., as administrative agent, and Bank of America, N.A. (acting through its Canada branch), as

Canadian administrative agent, as such agreement may be amended, restated, extended, refinanced or replaced from time to time;
(g) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; and
(h) Liens existing on the date of this Agreement or any extension, renewal, replacement or refunding of any obligations secured by a Lien existing on the date of this Agreement or referred to in clauses (a), (b), (c) or (e); provided that any such extension, renewal, replacement or refunding of such obligations shall be created within 360 days of repaying the obligations secured by the Lien referred to in clauses (a), (b), (c) or (e) and the principal amount of the obligations secured thereby and not otherwise authorized by clauses (a), (b), (c) or (e) shall not exceed the principal amount of obligations plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.
     For purposes of determining compliance of any non-U.S. dollar-denominated obligations with this covenant, the amount outstanding under any U.S. dollar-equivalent principal amount of obligations denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such obligation was incurred, in the case of term obligations, or first committed, in the case of revolving credit obligations; provided, however, that if such obligations are incurred to refinance other obligations denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing obligation does not exceed the original principal amount of such obligations being refinanced.
     For purposes of determining what category of excluded Liens in the foregoing clauses or the next paragraph in which any Lien shall be included, the Borrower in its sole discretion may classify such Lien on the date of its incurrence and later reclassify all or a portion of such Lien in any manner that complies with this covenant.
     Notwithstanding the restrictions described above, Ameristeel and any of its Subsidiaries may create, incur, issue, assume or guarantee obligations secured by Liens without equally and ratably securing the Loan, if at the time of such creation, incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any obligation which is concurrently being retired, the aggregate amount of all such obligations secured by Liens which would otherwise be subject to such restrictions (other than any obligations secured by Liens permitted as described in clauses (a) through (h) of the immediately preceding paragraph) plus all Attributable Debt of Ameristeel and any of its Subsidiaries in respect of Sale and Leaseback Transactions (with the exception of such transactions which are permitted under clauses (a) through (d) of Section 6.3.2 hereof) does not exceed 15% of Ameristeel’s Consolidated Net Tangible Assets.

     For avoidance of doubt, the provisions in the foregoing sentence may be used concurrently in connection with one or more of the Liens permitted as described in clauses (a) through (h) of this section in any single transaction and may be effectively deemed to have accrued after such other basket clause is used.
     At the Borrower’s option, Ameristeel or any of its Subsidiaries may treat the entire commitment of a revolving credit facility to be fully drawn on the date such agreement is executed, and thereafter the amount of such commitment shall be deemed to be fully borrowed at all times for the purposes of the foregoing covenant.
6.3.2 Ameristeel will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless:
(a) the Sale and Leaseback Transaction is solely with Ameristeel or any of its Subsidiaries;
(b) the lease is for a period not in excess of 24 months, including renewals;
(c) Ameristeel or such Subsidiary would (at the time of entering into such arrangement) be entitled as described in section 6.3.1 hereof to create, incur, issue, assume or guarantee obligations secured by a Lien on such property or assets in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction;
(d) Ameristeel or such Subsidiary, within 360 days after the sale of property or assets in connection with such Sale and Leaseback Transaction is completed, applies an amount equal to the greater of (a) the net proceeds of the sale of such property or assets or (b) the fair market value of such property or assets to (i) the retirement of the Loan or (ii) the purchase of property or assets; or
(e) the Attributable Debt of Ameristeel and such Subsidiary in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the date hereof (other than any such Sale and Leaseback Transaction as would be permitted as described in paragraphs (a) through (d) of this section 6.3.2), plus the aggregate principal amount of Obligations secured by Liens then outstanding (not including any such Obligations secured by Liens described in section 6.3.1 hereof) which do not equally and ratably secure the Loan, would not exceed 15% of Ameristeel’s Consolidated Net Tangible Assets.
6.4 Reporting Requirements
6.4.1 Financial and Other Information. The Loan Parties will provide to the Lender any financial statements or such other information regarding its property and assets as the Lender may from time to time reasonably request.

ARTICLE 7
CONDITIONS PRECEDENT
7.1 Conditions Precedent to the Advance
     The obligation of the Lender to make available to the Borrower the Advance under Loan pursuant to section 2.1 is subject to compliance by the Borrower with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived by the Lender in its sole discretion:
7.1.1 the representations and warranties set out in Article 6 will be true and correct on the date of Advance as if made on and as of such date;
7.1.2 no Default or Event of Default will have occurred and be continuing nor will there be any Default or Event of Default after giving effect to the Loan; and
7.1.3 the Lender will have received such other documentation or information as the Lender will have reasonably requested.
ARTICLE 8
GUARANTY
8.1 Guaranty.
     For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Guarantor, jointly and severally, hereby unconditionally guarantees the full and punctual payment (whether at stated maturity, upon acceleration or otherwise) of the payment obligation of the Borrower under this Agreement, in each case as primary obligor and not merely as surety and with respect to all such obligations howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due. This is a guaranty of payment and not merely of collection.
     All payments made by any Guarantor under this Article 8 shall be payable in the manner required for payments by the Borrower hereunder, including: (i) the obligation to make all such payments free and clear of, and without deduction for, any Taxes (including withholding taxes), (ii) the obligation to pay interest at the Default Rate and (iii) the obligation to pay all amounts due hereunder in U.S. Dollars.
     The obligations of the Guarantors under this Article 8 shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by: (a) any extension, renewal, settlement, compromise, waiver or release in respect of any Obligation(s) of the Borrower, by operation of law or otherwise, (b) any modification or amendment of or supplement to this Agreement, (c) any change in the corporate existence, structure or ownership of the Borrowers or any other Person, (d) the existence of any claim, set-off or other rights that any Guarantor may have at any time against the Borrower, the Lender or any other Person, whether in connection herewith or with any unrelated transactions, (e) any invalidity or unenforceability relating to or against the Borrower for any reason of this Agreement, or any provision of Applicable Law purporting to prohibit the performance by the

Borrower of any of its obligations hereunder, or (f) any other act or omission to act or delay of any kind by the Borrower, the Lender or any other Person or any other circumstance whatsoever that might, but for the provisions of this Section, constitute a legal or equitable discharge of the obligations of the Borrower under this Agreement.
     The obligations of the Guarantors hereunder shall remain in full force and effect until all of the Obligations of the Borrower under this Agreement shall have been paid. If at any time any payment made under this Agreement is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, reorganization or similar event of the Borrower or any other Person or otherwise, then the obligations of the Guarantors hereunder with respect to such payment shall be reinstated at such time as though such payment had been due but not made at such time.
     Each Guarantor hereby irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law: (a) notice of acceptance of the Guaranty provided in this Article 8 and notice of any liability to which this Guaranty may apply; (b) all notices that may be required by Applicable Law or otherwise to preserve intact any rights of the Lender against the Borrower, including any demand, presentment, protest, proof of notice of non-payment, notice of any failure on the part of the Borrower to perform and comply with any covenant, agreement, term, condition or provision of any agreement and any other notice to any other party that may be liable in respect of the obligations guaranteed hereby (including the Borrower) except any of the foregoing as may be expressly required hereunder; (c) any right to the enforcement, assertion or exercise by the Lender of any right, power, privilege or remedy conferred upon such Person under this Agreement or otherwise; and (d) any requirement that the Lender exhaust any right, power, privilege or remedy, or mitigate any damages resulting from a default, under this Agreement, or proceed to take any action against the Borrower or any other Person under or in respect of this Agreement or otherwise.
     Upon making a payment under this Article 8, each Guarantor shall be subrogated to the rights of the payee against the Borrower with respect to such obligation; provided that no Guarantor shall enforce any payment by way of subrogation, indemnity or otherwise, or exercise any other right, against the Borrower (or otherwise benefit from any payment or other transfer arising from any such right) so long as any payment obligations of the Borrower remain unpaid and/or unsatisfied under this Agreement.
     If acceleration of the time for payment of any amounts payable under this Agreement is stayed due to any event described in Section 9.1.4, then all such amounts otherwise subject to acceleration under this Agreement shall nonetheless be payable by the Guarantors hereunder immediately upon demand by the Lender.
ARTICLE 9
EVENTS OF DEFAULT AND REMEDIES
9.1 Events of Default
The occurrence of any of the following events will constitute an Event of Default:

9.1.1 default by the Borrower in payment when due of principal, interest, or any other Obligations which require the payment of money to the Lender which is not remedied within 10 days;
9.1.2 default by any Loan Party in the performance or observance of any other covenant, condition or obligation contained in this Agreement that does not require the payment of money to the Lender unless such default is remedied within 60 days after notice thereof by the Lender to the Borrower or such longer period as the Lender may agree to;
9.1.3 any representation or warranty made by any Loan Party herein is found to be false or incorrect in any way so as to make it materially misleading when made, unless such Loan Party takes such actions within 60 Business Days (or such longer period as the Lender may agree to) after notice thereof is given by the Lender to the Borrower so that the representation or warranty as stated is no longer false or incorrect;
9.1.4 the Borrower institutes any proceeding or takes any corporate action or executes any agreement to authorize its participation in or commencement of any proceeding:
9.1.4.1 seeking to adjudicate it as bankrupt or insolvent, or
9.1.4.2 seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws or any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation;
9.1.5 any proceeding is commenced against or affecting the Borrower;
9.1.5.1 seeking to adjudicate it a bankrupt or insolvent;
9.1.5.2 seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation); or
9.1.5.3 seeking appointment of a receiver, trustee, Lender, custodian or other similar official for it or for any substantial part of its properties and assets;
9.1.6 and such proceeding is not being contested in good faith by appropriate proceedings or, if so contested remains outstanding, undismissed and unstayed more than 60 days (or such longer period as the Lender may agree to) from the institution of such first mentioned proceeding.

9.2 Remedies Upon Default
     Upon the occurrence of any Event of Default, the Lender may:
9.2.1 declare the availability of the Loan to be terminated and all Obligations to be immediately due and payable; and
9.2.2 take such actions and commence such proceedings as may be permitted at law or in equity at such times and in such manner as the Lender in its sole discretion may consider expedient, all without, except as may be required by Applicable Laws, any additional notice, presentment, demand, protest, notice of protest, dishonor or any other action.
9.3	Remedies Cumulative and Waivers
     For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lender hereunder or under any other document or instrument executed pursuant to this Agreement, are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement, will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for such default or breach. Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained or any other instrument or document delivered hereunder or thereunder and any indulgence granted, either expressly or by course of conduct, by the Lender will be effective only in the specific instance and for the purpose for which it was given and will be deemed not to be a waiver of any rights and remedies of the Lender under this Agreement or under any other instrument or document delivered hereunto or thereunder as a result of any other default or breach hereunder or thereunder.
ARTICLE 10
GENERAL
10.1	Reliance and Non-Merger
     All covenants, agreements, representations and warranties of the Borrower made herein or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of either of them pursuant hereto or thereto are material, will be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or the Lenders’ counsel or any employee or other representative of the Lender and will survive the execution and delivery of this Agreement and until the Borrower will have satisfied and performed all of their obligations hereunder.

10.2 Amendment
     No amendment of any provision of this agreement is effective unless it is in writing and signed by officers of the Borrower and the Lender. Such amendment will be effective only in the specific instance and for the specific purpose for which it is given.
10.3 No Set-Off by the Borrower
     The amounts payable by the Borrower hereunder will not be subject to any deduction, withholding, set-off or counterclaim by the Borrower without Lender’s consent.
10.4 Set-Off
     The Lender may at any time and from time to time, with notice to the Borrower, combine, consolidate or merge all or any of the Borrower’s liabilities to it and may set off any other indebtedness and liability of the Lender to the Borrower, matured or unmatured, against and on account of the Obligations when due.
10.5 Employment of Experts
     The Lender may, at any time and from time to time, retain and employ legal counsel, independent accountants and other experts in order to perform or assist it in the performance of its rights and powers under this Agreement, and neither it nor its directors, officers, employees or agents will be responsible to the Borrower or any other Person for or in respect of the negligence or misconduct of any such counsel, accountant, consultant or other expert selected by it in good faith and with reasonable care. The Borrower will pay to the Lender on demand all proper and reasonable compensation paid or payable to such counsel, accountant, consultant or other expert retained or employed pursuant to this provision.

10.6 Notices
     Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by telecopier or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by telecopier or other means of electronic communication unless received by 5:00 p.m. on a Business Day, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to a senior employee of the addressee at such address with responsibility for matters to which the information relates. Notice of change of address will also be governed by this section. Notices and other communications will be addressed as follows:
     (a) if to the Borrower:

4221 W. Boy Scout Blvd. Suite 600 Tampa, FL 33607

Attention: Telecopier number:	Vice President/General Counsel (813) 207-2251
     (b) if to the Lender:

4221 W. Boy Scout Blvd. Suite 600 Tampa, FL 33607

Attention: Telecopier number:	President (813) 207-2251
10.7 Further Assurances
     Whether before or after the happening of an Event of Default, the Borrower will at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things in connection with the Loan as the Lender may reasonably require from time to time for the purpose of giving effect to the Loan and this Agreement.
10.8 Assignment
     The Borrower may not assign any of its rights or benefits under this Agreement without the prior written consent of the Lender. The Lender may assign or grant participations in all or part of its rights in respect of the Obligations and have its corresponding obligations hereunder assumed by any such assignee. Any assignment by the Lender hereunder will become effective when the Borrower has been notified thereof by the Lender and has received from the assignee an undertaking to be bound by this Agreement and to perform the obligations assumed by it. Any assignee of the Lender will be treated as a party to this Agreement for all purposes of this Agreement and will be entitled to the full benefit hereof and will be subject to the obligations of the Lender to the same extent as if it were an original party in respect of the rights assigned to it and obligations assumed by it the Lender who has assigned its interest hereunder will be released and discharged upon such assignment.
10.9 Counterparts
     This Agreement may be signed in any number of counterparts, each of which will be deemed to be an original, but all such separate counterparts will together constitute one and the same instrument.
10.10 Entire Agreement
     This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes and replaces any prior understandings or arrangements pertaining to the Loan. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to herein. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement.
[Signature page follows]

          IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

Borrower: GUSAP PARTNERS II, GP
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Manager

[GUSAP II Loan Agreement]

Lender: GERDAU HOLDINGS INC.
By:	/s/ Mark Marcucci
	Name:	Mark Marcucci
	Title:	President

[GUSAP II Loan Agreement]

Guarantors: GERDAU AMERISTEEL SAYREVILLE INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

GERDAU AMERISTEEL PERTH AMBOY INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

GERDAU AMERISTEEL US INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

SHEFFIELD STEEL CORPORATION
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President

CHAPARRAL STEEL COMPANY
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President

CHAPARRAL STEEL TEXAS, LLC
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President

CHAPARRAL (VIRGINIA), INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President

CHAPARRAL STEEL MIDLOTHIAN, LP, by its general partner: CHAPARRAL STEEL TEXAS, LLC
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President

AMERICAN MATERIALS TRANSPORT, INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President

ENCO MATERIALS, INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

CO-STEEL C.S.M. CORP.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

GERDAU USA INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

RARITAN RIVER URBAN RENEWAL CORPORATION
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

SAND SPRINGS RAILWAY COMPANY
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

GERDAU AMERISTEEL WC, INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

GERDAU AMERISTEEL ENERGY, INC.
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary

3351 SOUTH WYATT, LLC
By:	/s/ Robert E. Lewis
	Name:	Robert E. Lewis
	Title:	Vice President, General Counsel and Secretary